Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

SUBSIDIARIES OF SAEXPLORATION, HOLDINGS, INC.

Name of Subsidiary or Organization	State or County of Incorporation

SAExploration Sub, Inc.	Delaware
SAExploration, Inc.	Delaware
SAExploration Seismic Services (US), LLC	Delaware
NES, LLC	Alaska
1623739 Alberta Ltd.	Alberta, CA
Southeast Asian Exploration Pte., Ltd.	Singapore
South American Exploration (Australia) PTY Limited	Australia
SAExploration (Brasil) Servicos Sismicos Ltda.	Brazil
1623753 Alberta Ltd.	Alberta, CA
SAExploration (Canada) Ltd.	Alberta, CA
[1]Kuukpik/SAExploration, LLC (49%)	Alaska
*South American Exploration, LLC	Alaska
**Malaysian entity – new	Malaysia
**Canadian entity	CA

*Confirm status and operations

**Need to confirm formation and name

1 SAExploration, Inc. owns 49% Kuukpik Corporation owns 51%